SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Sequa Corporation

(Name of Issuer)

Class B Common Stock, no par value

(Title of Class of Securities)

81732 020

(CUSIP Number)

Robert F. Quaintance, Jr., Esq.

William D. Regner, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Received Notices

and Communications)

May 2, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Executors, the July 2005 Trust, the Second July 2005 Trust, the Trustees and the Corporations (all as defined in the Schedule (as defined below) and collectively, the “Filing Persons”) hereby amend and supplement the Schedule 13D originally filed with the Securities and Exchange Commission on January 29, 2007 (the “Schedule”) as follows:

This Statement relates to the Class B common stock, no par value, of Sequa Corporation (the “Company”).

Item 4. Purpose of Transaction.

Item 4 of the Schedule is hereby amended by inserting the following text at the end thereof:

On May 1, 2007, Gerald Tsai, Jr. and Stanley R. Zax resigned as directors of the Company and withdrew their names as nominees for reelection to the Company’s board of directors at the Company’s 2007 annual meeting of stockholders (the “2007 Annual Meeting”), which is scheduled to be held on May 3, 2007. On May 2, 2007, Gail Binderman was elected Chairman of the Board of the Company.

At the 2007 Annual Meeting, the Filing Persons intend to nominate for election to the Company’s board of directors and vote all of their shares in favor of a slate of candidates consisting of all current directors of the Company and Gerald S. Gutterman and Mark A. Alexander.

Gerald S. Gutterman served as Chief Financial Officer of the Company from 1975 until 1999. At the time of his retirement from the Company, Mr. Gutterman also held the title of Executive Vice President of Finance and Administration. From his retirement in 1999 until June 2003, Mr. Gutterman served as a consultant to the Company. Mr. Gutterman currently serves as the Vice Chair, Chapter Chair and Counselor at the Westchester, New York, chapter of SCORE (Service Corps of Retired Executives). Mr. Gutterman is 78 years old.

Mark A. Alexander, M.D. serves as Director of Corporate Strategy-Welfare & Environmental at Ampacet Corporation. Since 1989, Dr. Alexander has served on the Board of Directors of Ampacet Corporation. From 1986 until 2001, Dr. Alexander was employed by Metropolitan Life Insurance Company, where he served as Vice President of Medical Underwriting. Dr. Alexander is 57 years old.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 2, 2007

/s/ Marjorie Alexander
Marjorie Alexander

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 2, 2007

FIFTY BROAD STREET, INC.
FORFED CORPORATION 42 NEW STREET, INC. YOUANDI CORPORATION COURTNEY CORPORATION
/s/ Gail Binderman
Gail Binderman
Individually and on behalf of the above named Corporations as Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 2, 2007

/s/ Mark Alexander
Mark Alexander

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 2, 2007

/s/ Sharon Zoffness
Sharon Zoffness

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 2, 2007

Gail Binderman, Mark Alexander and Sharon Zoffness as Trustees u/i dtd July 13, 2005
/s/ Gail Binderman
Gail Binderman
Trustee

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 2, 2007

Gail Binderman, Mark Alexander and Sharon Zoffness as Trustees u/i dtd July 13, 2005
/s/ Gail Binderman
Gail Binderman
Trustee